KUTAK ROCK LLP
THE OMAHA BUILDING
1650 FARNAM STREET
OMAHA, NEBRASKA 68102-2186
402-346-6000
FACSIMILE 402-346-1148
www.kutakrock.com
ATLANTA
CHICAGO
DENVER
DES MOINES
FAYETTEVILLE
IRVINE
KANSAS CITY
LITTLE ROCK
LOS ANGELES
OKLAHOMA CITY
PHILADELPHIA
RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA

STEVEN P. AMEN
steven.amen@kutakrock.com	October 23, 2009
(402) 231-8721
VIA EDGAR AND FEDEX
Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Siouxland Ethanol, LLC Schedule 13E-3 File No. 005-85000 Filed September 16, 2009
Preliminary Proxy Statement on Schedule 14A File No. 000-52420 Filed September 16, 2009
Dear Ms. Kim:
     We are in receipt of your letter dated October 13, 2009, providing comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Schedule 13E-3 and Schedule 14A as filed by Siouxland Ethanol, LLC (the “Company”) on September 16, 2009. In response to the comment letter the Company filed Amendment No. 1 to the Schedule 13E-3 and an amended preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”).
     Two copies of the amended filings, and two copies that are marked to show changes from the filings made on September 16, 2009, are enclosed for your convenience. We have also enclosed two copies of our firm’s legal opinion delivered in connection with our response to the staff’s first comment as noted below.
     Set forth below in bold-faced type are the staff’s comments contained in its letter and immediately below each comment is the response with respect thereto. Unless otherwise noted,

KUTAK ROCK LLP
Peggy Kim, Esq.
Securities and Exchange Commission
October 23, 2009

the page numbers in our responses refer to the page numbers in the clean copies of the Preliminary Proxy Statement included with this letter.
Schedule 13E-3
General
     1. We note that you are purporting to create three classes of securities out of what is currently a single class of units, for the purpose of taking the company private by causing the existing class of units to be held by less than 300 security holders of record and causing each “new” class of units to be held by less than 500 security holders of record. In your response letter, provide your legal analysis as to why the Class A, Class B, and Class C units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel that your existing units and your newly authorized classes of units are separate classes of securities under Nebraska state law. Your response should also provide counsel’s legal analysis as to why it is opining that your existing units and the newly authorized classes of units are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your existing and new classes of units and why the rights of each class support the opinion of counsel.
     RESPONSE 1:
     Section 12(g)(5) of the Securities Exchange Act of 1934 (the “Exchange Act”) defines the term “class” with respect to the securities of an issuer to include all securities that are of “substantially similar character and the holders of which enjoy substantially similar rights and privileges.” Based on this definition, we believe that the Rule 13e-3 reclassification transaction proposed by the Company will effectively divide the existing single class of the Company’s units into three distinct classes of units for purposes of determining whether the Company is eligible to deregister the existing units under Section 12 of the Exchange Act and to suspend its disclosure and reporting obligations under Section 15 of the Exchange Act.
     The United States Supreme Court has held that differences in the rights and privileges of the holders of securities is the key for determining the existence of differing classes of securities.1 Among the rights and privileges noted by the Supreme Court were differences in voting rights, differences in the ability to transfer or negotiate the security, differences in the ability to pledge the security and differences in dividend or profit sharing rights. It is clear that the holders of securities may have some rights and privileges in common and still be considered

[1]	See, e.g., Landreth Timber Co. v. Landreth, 471 U.S. 681, 686 (1985).

KUTAK ROCK LLP
Peggy Kim, Esq.
Securities and Exchange Commission
October 23, 2009

the holders of different classes of securities as long as the entirety of their rights and privileges are not substantially similar.
     Furthermore, the Commission’s staff has previously taken no-action positions in favor of similarly situated issuers who had issued two separate classes of securities. The Staff took a no-action position in favor of an issuer that treated two classes of ownership units as separate classes of securities where one class was voting and one class was nonvoting. Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 79,673 (April 19, 1991). According to the letter, the holders of nonvoting stock in Crawford and Company had voting rights only with respect to (1) certain merger, share exchange, reclassification or recapitalization transactions; (2) amendments to the company’s articles of incorporation affecting their voting rights; and (3) matters they were entitled to vote upon pursuant to Georgia law. Relying on the definition of a “class” of securities provided under Section 12(g)(5) of the Exchange Act, Crawford and Company argued that one class’s lack of voting rights precluded its holders from enjoying “substantially similar rights” as persons holding an otherwise identical class of stock that could vote. The Commission took a no-action position in favor of Crawford and Company’s argument that it had two classes of securities for purposes of Section 16(a) of the Exchange Act.
     Based on these authorities, we believe that the holders of the Class A, Class B and Class C units resulting from the proposed reclassification transaction would not “enjoy substantially similar rights and privileges.” In fact, as summarized below, the holders of the Class A, Class B and Class C units hold securities with significant differences with respect to voting rights, rights to nominate directors, rights to call meetings, rights to propose amendments to the Company’s operating agreement, transfer rights, limitations on ownership and access to Company information. Specifically, the terms of the Class A, Class B and Class C units would differ from each other as follows:
     Voting Rights. The existing units that will be redesignated as Class A units will retain the right to vote for directors and with respect to any matter submitted for the consent of members. In particular, the consent of the holders of a majority of the Class A units will be required in order to authorize the Board of Directors to (i) sell or otherwise dispose of all or substantially all of the Company’s assets, (ii) confess a judgment against the Company in excess of $500,000, (iii) issue units at a price less than $5,000 per unit, (iv) issue more than 7,000 total units or (v) cause the Company to acquire equity or debt securities of any director or its affiliates or otherwise make loans to a director or it affiliates. In addition, Class A members may vote with respect to any amendments to the proposed Second Amended and Restated Operating Agreement (the “Proposed Operating Agreement”). While the Class B members will also be entitled to vote for directors, they are not allowed to vote on other matters submitted for member consent other than amendments to the Proposed Operating Agreement that specifically modify the rights of the Class B members as such, and on dissolution, merger and any other matters that

KUTAK ROCK LLP
Peggy Kim, Esq.
Securities and Exchange Commission
October 23, 2009

require the vote of at least a majority of the outstanding units under Nebraska law. Accordingly, Class B members will have no right to vote with respect to authorizing the Board to take any of the significant actions listed in items (i) through (v) above or with respect to any amendments to the Proposed Operating Agreement that do not specifically modify the rights of the Class B units as such. The holders of the Class C units will have even more restrictive voting rights which will only allow them to vote on proposed amendments to the Proposed Operating Agreement that specifically modify the rights of the Class C members as such, and on dissolution, merger and any other matters that require the vote of at least a majority of the outstanding units under Nebraska law. Class C Members will not be allowed to vote for directors. Based on the authorities cited above, we believe that these significant differences in voting rights would establish three separate classes of the Company’s units.
     Director Nomination Rights. Complementary to the differences in voting rights for directors, the Proposed Operating Agreement will provide for differences in the ability of members to nominate directors. Any Class A member will be allowed to nominate persons to serve as directors. On the other hand, Class B members may nominate directors only through action taken by persons holding at least 10% of the outstanding Class B units. This makes it significantly less likely that Class B members will be able to nominate persons to serve as directors. Class C members will have no right to nominate persons to serve as directors. We believe that this creates a real and substantial difference with respect to the ability of the holders of the classes of units to seek to place persons of their choosing on the Company’s board of directors.
     Amendment Proposal Rights. Similarly, the ability of members to propose amendments to the Proposed Operating Agreement is significantly differentiated. The Proposed Operating Agreement will be the agreement that controls the operation of the Company and establishes the rights of members. A fundamental right of parties to a contract is the ability to amend that contract. As amended and restated, the Proposed Operating Agreement will allow any Class A member to propose amendments to the Proposed Operating Agreement. However, Class B members may propose amendments only through action taken by persons holding at least 10% of the outstanding Class B units. This makes it significantly less likely that Class B members will be able to propose amendments to the Proposed Operating Agreement. Class C members will have no right to propose amendments to the Proposed Operating Agreement.
     Meeting Call Rights. Complementing the differences in rights to propose amendments, we have provided for a substantial difference in the ability to call a meeting of the members. The ability to independently call for a members’ meeting without action by the Board or the executive officers of the Company is an important component of member democracy. As proposed, Class A members holding at least 5% of the

KUTAK ROCK LLP
Peggy Kim, Esq.
Securities and Exchange Commission
October 23, 2009

outstanding units of all classes are entitled to call a meeting of the members. However, in order for Class B members to call a meeting of members, it will require persons holding at least 10% of the outstanding units of all classes to make such a request. This makes it significantly less likely that Class B members will be able to call a meeting of the members. Class C members will have no right to call a meeting of the members.
     Transfer Rights. All transfers of Class A units, other than certain permitted transfers, require the prior approval of the Company’s Board of Directors, which can withhold its approval for any reason. Therefore, the right of Class A members to freely alienate their units is subject to a significant condition outside of their control. Unlike the Class A units, transfers of the Class B units and the Class C units do not require the approval of the Board of Directors, but are only subject to deferral to the extent necessary to avoid negative income tax consequences for the Company or which would again subject the Company to registration or reporting obligations under the Exchange Act.
     Information Access Rights. Class A and Class B members are entitled to access and copy the Company’s books and records for any legitimate purpose. Class C members are not entitled to access or copy the Company’s books and records unless required by law. Nebraska law does not currently provide any such right for a member of a limited liability company.
     Maximum Ownership Limitations. No Class A member may own or control, directly or indirectly, more than 40% of the Company’s issued and outstanding units at any time. The holders of Class B units and Class C units are not subject to this restriction.
     As a result, there are substantial distinctions among the three classes of units. As such, the Class A, Class B and Class C units would not be of a “substantially similar character” and the holders of Class A, Class B and Class C units would not “enjoy substantially similar rights and privileges.” Accordingly, under Section 12(g)(5) of the Exchange Act, the Class A units, the Class B units and Class C units that would be issued following the Rule 13e-3 reclassification transaction would constitute three separate classes of securities.
     As a Nebraska limited liability company, the Company was formed and operates under the Nebraska Limited Liability Company Act, Neb. Rev. Stat. § 21-2601 et seq. (the “LLC Act”). Various sections of the LLC Act clearly contemplate the ability of a Nebraska limited liability company to create more than one class of membership interest. In particular, § 21-2615 of the LLC Act provides that “[i]f the articles of organization provide for the management of the limited liability company by one or more managers, the managers shall be elected by one or more classes of members in a manner provided in the operating agreement.” (Emphasis added.) Section 21-2616 of the LLC Act provides that “[d]ebt shall not be contracted ... on behalf of a

KUTAK ROCK LLP
Peggy Kim, Esq.
Securities and Exchange Commission
October 23, 2009

limited liability company except ... by a member of one or more classes, if management of the limited liability company is retained by a member of such class.” (Emphasis added.) Section 21-2617 of the LLC Act provides that instruments and documents providing for the acquisition, mortgage or disposition of such property shall be valid and binding “if executed by a manager ... or, if management has been retained by one or more classes of members, by a member of any such class.” (Emphasis added.) The legislative history of the LLC Act reflects that the amendments to the LLC Act that added the references to “classes of members” and words to that effect appearing in the foregoing sections were designed, in part, to “... allow for the creation of different classes of voting for different members and different distribution rights.” Comm. on Banking, 95th Legis., First Session (1997), L.B. 631, Feb. 4 (statement of Sen. Kristensen, Member, Comm. on Banking). Based on the language emphasized in each of Sections 21-2615, 21-2616 and 21-2617 and the related legislative history, the LLC Act clearly contemplates the ability of Nebraska limited liability companies to establish classes of members that are differentiated by, among other things, the voting rights attributable to such classes. Accordingly, we are of the opinion that the amendments to the Company’s Operating Agreement that will result from the reclassification transaction will create three separate classes of units under Nebraska law and we have provided the staff with our formal legal opinion to that effect.
     2. We note the disclosure under Item 3 of Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under Item 3 appears in the proxy and is incorporated by reference in the Schedule 13E-3.
     RESPONSE 2:
     We have revised Schedule 13E-3 and the Preliminary Proxy Statement in accordance with your comments. Please see page 2 of the Schedule 13E-3 and the disclosure under the new heading “Identity and Background of Filing Person” on pages 70 through 72 of the Preliminary Proxy Statement.
Schedule 14A
     3. We note that you state that the board believes that the reclassification is fair to all unit holders. Please revise throughout your document to consistently state the substantive and procedural fairness determination as to each group of unaffiliated unit holders, namely the unaffiliated Class A, Class B, and Class C unit holders. Refer to Item 1014 of Regulation M-A.
     RESPONSE 3:

KUTAK ROCK LLP
Peggy Kim, Esq.
Securities and Exchange Commission
October 23, 2009

     The Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 10, 21, 23, 26 through 28, 30, 32 through 35 and 49 of the Preliminary Proxy Statement.
Questions and Answers....page 2
How can I compare the rights of the Class A, Class B and Class C Units, page 5
Access to Information, page 7
     4. Please revise to further describe the “certain information concerning the Company” that Class A and Class B members are entitled to access and copy.
     RESPONSE 4:
     The Preliminary Proxy Statement has been revised in accordance with your comments. Please see pages 7, 42, 44 and 46 of the Preliminary Proxy Statement.
Special Factors, page 15
Reasons for the Going Private Transaction, page 15
     5. Please revise to state the reasons for undertaking the going private transaction at this particular time as opposed to another time in your operating history. Refer to Item 1013(c) of Regulation M-A.
     RESPONSE 5:
     The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 16 of the Preliminary Proxy Statement.
     6. We note that you estimate that you will save $260,000, including accounting, staff and printing costs. Since you will continue to provide audited financial statements which will generate some accounting, staff and printing costs, please revise to disclose the incremental savings of no longer filing annual, quarterly and periodic reports as a public reporting company.
     RESPONSE 6:
     The $260,000 of cost savings cited in the Preliminary Proxy Statement represents the incremental costs savings that the Company estimates it will realize as a result of the Going Private Transaction. Although the Company will continue to have its annual financial statements

KUTAK ROCK LLP
Peggy Kim, Esq.
Securities and Exchange Commission
October 23, 2009

audited by an independent accounting firm, it based its estimated savings on bids it recently received in response to a request for proposal (“RFP”) that was sent to its existing auditing firm and a number of other auditing firms being considered by the audit committee for the auditing services beginning in 2010. In each case, the RFP requested bids based on the assumption that the Company would remain a public reporting company and on the assumption that the Company would not remain a public reporting company. The savings in accounting fees represents the difference between the two bids submitted by the accounting firm selected to perform the Company’s 2010 audit. The Company also determined that it would need to hire at least one additional person for its accounting staff if it remained a public reporting company. The Company’s current accounting staff consists of only two individuals and the Company’s audit committee has been concerned that such a small staff may not be adequate to assure the timely filing of reports with the SEC. Accordingly, the Company would need to hire at least one additional person for its accounting staff if it remained a public reporting company. The assumed savings for printing and filing costs reflects incremental costs of using a national financial printer to prepare and file the Company’s reports via EDGAR and to print the Company’s reports and proxy statements. The Company will realize these savings due to the elimination of EDGAR filings, the reduced volume of information that will need to be included in reports and proxy statements sent to its members and the use of lower cost local printers. We have revised the disclosure to clarify that the $260,000 represents the incremental costs savings the Company expects to realize from the Going Private Transaction. Please see page 16 of the Preliminary Proxy Statement.
Background of the Reclassification, page 19
     7. Please revise so that it is clear how the reclassification ratio and the rights and terms of the new units were determined.
     RESPONSE 7:
     The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 23 of the Preliminary Proxy Statement.
     8. Please revise to describe why a reverse stock split was considered costly.
     RESPONSE 8:
     The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 19 of the Preliminary Proxy Statement.
Consideration of Alternative Transactions, page 26

KUTAK ROCK LLP
Peggy Kim, Esq.
Securities and Exchange Commission
October 23, 2009

     9. Please revise to quantify the estimated costs of conducting a tender offer, stock repurchase or reverse stock split.
     RESPONSE 9:
     The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 27 of the Preliminary Proxy Statement.
Fairness of the Going Private Transaction, page 27
Substantive Fairness, page 27
     10. Please revise the sixth bullet to address the difficulty in acquiring additional units due to the transfer restrictions and the absence of a trading market.
     RESPONSE 10:
     The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 29 of the Preliminary Proxy Statement.
     11. Please revise to explain why the board was of the view that the effect on going concern or liquidation value would be difficult to quantify.
     RESPONSE 11:
     The Preliminary Proxy Statement has been revised to indicate that the Board did not believe that the Going Private Transaction would have a significant effect on the going concern value or the liquidation value, rather than to state that the Board felt the effect would be difficult to quantify. Please see page 32 of the Preliminary Proxy Statement.
Procedural Fairness, page 31
     12. Please refer to the third bullet under the discussion of positive factors. Please revise to clarify how the fact that other public ethanol companies engaged in substantially similar going private transactions supported the board’s procedural fairness determination.
     RESPONSE 12:
     The Preliminary Proxy Statement has been revised to reflect that the Board’s review of the Going Private Transactions conducted by other public ethanol companies was considered by the Board in its analysis of the substantive fairness, rather than procedural fairness, of the Going

KUTAK ROCK LLP
Peggy Kim, Esq.
Securities and Exchange Commission
October 23, 2009

Private Transaction. The Board did consider the fact that other similarly situated boards of directors, after being advised of their legal duties, had determined that the reclassifications of each of their company’s securities in manners similar to those proposed in the Going Private Transaction were fair to the holders of the securities of these other companies. We would agree, however, that it would be more appropriate to include this as a factor the Board considered in reaching its conclusion that the Going Private Transaction was substantively fair rather than procedurally fair. Please see pages 28 and 33 of the Preliminary Proxy Statement.
Form of Proxy Card
     13. Please revise the proxy card to disclose whether the approval of any proposal is contingent on the approval of another proposal.
     RESPONSE 13:
     The proxy card has been revised in accordance with your comments. Please see the form of proxy card appended to the Preliminary Proxy Statement.
     Kindly note that a statement from the Company acknowledging its responsibility as the filing person for the accuracy and adequacy of the disclosure is enclosed with this letter.
     We trust that the foregoing adequately responds to each of the staff’s comments with respect to the Schedule 13E-3 and the Preliminary Proxy Statement. Please feel free to contact me at (402) 231-8721 or Edward P. Gonzales at (402) 231-8734 if you have any additional questions.
Respectfully submitted,
/s/ Steven P. Amen
Steven P. Amen

KUTAK ROCK LLP
THE OMAHA BUILDING
1650 FARNAM STREET
OMAHA, NEBRASKA 68102-2186
402-346-6000
FACSIMILE 402-346-1148
www.kutakrock.com
ATLANTA
CHICAGO
DENVER
DES MOINES
FAYETTEVILLE
IRVINE
KANSAS CITY
LITTLE ROCK
LOS ANGELES
OKLAHOMA CITY
PHILADELPHIA
RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA

October 23, 2009
Board of Directors
Siouxland Ethanol, LLC
1501 Knox Boulevard
Jackson, Nebraska 68743
          Re: Classes of Limited Liability Company Interests under Nebraska Law
Ladies and Gentlemen:
     We have acted as counsel to Siouxland Ethanol, LLC, a Nebraska limited liability company (the “Company”), in connection with the Company’s proposed reclassification of the units representing membership interests in the Company (the “Units”) into three classes of Units to be designated as Class A Units, Class B Units, and Class C Units (the “Reclassification”). The Reclassification will be effected by adopting a proposed Second Amended and Restated Operating Agreement of the Company (the “Amended Operating Agreement”) followed by a distribution of Class A Units to each member owning five or more Units as of the effective time of the Reclassification, Class B Units to each member owning three or four Units as of the effective time of the Reclassification and Class C Units to each member owning one or two Units as of the effective time of the Reclassification. In connection with the solicitation of proxies for a proposed special meeting of the members of the Company at which the Amended Operating Agreement will be submitted for the approval of the members (the “Special Meeting”), we have been asked to deliver our opinion as to whether the Class A Units, Class B Units, and Class C Units resulting from the Reclassification will constitute separate classes of limited liability company membership interests under Nebraska law.
     In rendering this opinion, we have reviewed the form of the Amended Operating Agreement which was approved by the Company’s Board of Directors at a meeting thereof held on August 27, 2009 which has been represented to us as being the form of the Amended Operating Agreement that will be submitted for the approval of the Company’s members at the Special Meeting. We have also participated in numerous meetings and teleconferences with the Company’s Board of Directors, a special committee of the Board of Directors established to recommend terms for the Reclassification and the executive officers of the Company at which the Amended Operating Agreement and the Reclassification were discussed in detail. In addition, we have made such examination of law, including the provisions of the Nebraska

KUTAK ROCK LLP
Board of Directors
Siouxland Ethanol, LLC
October 23, 2009

Limited Liability Company Act, Neb. Rev. Stat. 21-2601 et seq. (the “LLC Act”), and other legal authorities as we deemed to be applicable hereto.
     Although the LLC Act does not expressly authorize or prohibit the creation of more than one class of membership interest in a limited liability company formed thereunder, a number of provisions of the LLC Act specifically contemplate the existence of multiple classes of membership interests in a Nebraska limited liability company. In particular, we noted:
     • Section 21-2615 of the LLC Act that provides “[i]f the articles of organization provide for the management of the limited liability company by one or more managers, the managers shall be elected by one or more classes of members in a manner provided in the operating agreement.”
     • Section 21-2616 of the LLC Act that provides “[d]ebt shall not be contracted ... on behalf of a limited liability company except ... by a member of one or more classes, if management of the limited liability company is retained by a member of such class.”
     • Section 21-2617 of the LLC Act that provides that instruments and documents providing for the acquisition, mortgage or disposition of real or personal property shall be valid and binding “if executed by a manager ... or, if management has been retained by one or more classes of members, by a member of any such class.”
     In addition, we took note of the legislative history relating to amendments to the LLC Act that were enacted in 1997, in part, to add the references to “classes of members” and words to that effect appearing in Sections 21-2615, 21-2616 and 21-2617 thereof. Among other things, the record of that legislation indicated that the intent of such amendments was, in part, to “allow for the creation of different classes of voting for different members and different distribution rights.” Comm. on Banking, 95th Legis., First Session (1997), L.B. 631, Feb. 4 (statement of Sen. Kristensen, Member, Comm. on Banking).
     Based on the foregoing, it is our belief that the LLC Act clearly contemplates an ability to establish multiple classes of membership interests in a Nebraska limited liability company by differentiating the rights, powers and duties of the members thereof.
     If adopted, the Amended Operating Agreement will substantially change the rights and powers of the members of the Company receiving the Class B Units and the Class C Units. In particular, the members of each class created under the Amended Operating Agreement will have substantially different rights and limitations with respect to (i) voting for directors, (ii) voting on other matters submitted for approval of the members, (iii) voting with respect to future amendments to the Amended Operating Agreement, (iv) the ability to nominate persons to serve

KUTAK ROCK LLP
Board of Directors
Siouxland Ethanol, LLC
October 23, 2009

as directors of the Company, (v) the ability to call meetings of the members, (vi) the ability to propose further amendments to the Amended Operating Agreement, (vii) the transferability of Units, (viii) limitations on the total number of Units that may be held by one member, (ix) access to Company books and records and (x) ability to serve as the Company’s tax matters partner for federal tax purposes. As a result of the significant differences in the rights and privileges of members holding the Class A Units, Class B Units and Class C Units that will be created as a result of the Reclassification, we are of the opinion that the Class A Units, the Class B Units, and the Class C Units will constitute separate classes of limited liability company membership interests under Nebraska law upon the completion of the Reclassification as proposed.
     This opinion is based upon the state of facts and the law existing and in effect on the date hereof, which are subject to change prospectively or retroactively. We assume no obligation to revise, supplement or update this opinion in any respect at any time subsequent to the date hereof in order to account for any change in the law (whether or not hereafter enacted or adopted) or future facts, events, or circumstances.
     This opinion is limited to the specific legal issues addressed herein and no opinion is implied or may be inferred beyond the matters expressly set forth herein. This opinion constitutes our entire opinion regarding the subject matter hereof and supersedes all prior opinions regarding such subject matter.
Sincerely,
/s/ KUTAK ROCK LLP

October 23, 2009
Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Peggy Kim, Esq., Legal Counsel

Re:	Siouxland Ethanol, LLC Schedule 13E-3 File No. 005-85000 Filed September 16, 2009

Preliminary Proxy Statement on Schedule 14A File No. 000-52420 Filed September 16, 2009
Ladies and Gentlemen:
     In accordance with the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter, dated October 13, 2009, relating to the above-referenced filings (the “Filings”), Siouxland Ethanol, LLC (the “Company”), as the sole filing person with respect to the Filings, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Siouxland Ethanol, LLC

By: Name:	/s/ Charles Hofland Charles Hofland
Title:	President and Chief Executive Officer